EXHIBIT 99.14

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change October 27, 2011
Item 3	News Release The news release dated October 27, 2011 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on October 27, 2011.
Item 4
Summary of Material Change

The Company reported further assay results from its Brucejack Project in northern British Columbia, which continues to demonstrate the continuity of high-grade gold mineralization in the Valley of the Kings Zone.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated October 27, 2011.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 27th day of October, 2011

October 27, 2011	News Release 11-32

Brucejack’s Valley of the Kings Drilling Intersects 17,750 grams per tonne Gold

Vancouver, British Columbia October 27, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report further assay results from its Brucejack Project in northern British Columbia which continue to demonstrate the continuity of high-grade gold mineralization in the Valley of the Kings Zone.  Twelve intersections grade over 100 grams per tonne gold, including an intercept from hole SU-260 grading 17,750 grams per tonne gold over 0.5 meters, the second-highest grading gold intersection to date on the property.  (See Table 1 for the most recent 28 holes.)

Selected highlights include:

•	Hole SU-260 intersected 0.5 meters with uncut grades of 17,750 grams of gold and 7,780 grams of silverper tonne (1.6 feet averaging 517.7 ounces gold and 226.9 ounces of silver per ton);

•	Hole SU-249 intersected 0.5 meters with uncut grades of 3,880 grams of gold and 1,745 grams of silver per tonne (1.6 feet averaging 113.2 ounces gold and 50.9 ounces silver per ton);

•	Hole SU-239 intersected 1.0 meter with uncut grades of 3,460 grams of gold and 1,515 grams of silver per tonne (3.3 feet averaging 100.9 ounces gold and 44.2 ounces silver per ton).

The bonanza-grade interval in hole SU-260 noted above was intersected at a depth of 68.4 meters down-hole, demonstrating the proximity of high-grade, visible gold to surface.  Hole SU-260 was drilled 25 meters east of hole SU-115, which also intercepted near-surface high-grade gold with an interval of 0.5 meters with uncut grades of 18,755 grams of gold and 9,312 grams of silver per tonne at a down-hole depth of approximately 60 meters (see news release dated June 8, 2011.)

The high-grade interval from hole SU-249 noted above is located approximately 100 meters above the high-grade interval from hole SU-12, drilled in 2009, with uncut grades of 16,948 grams of gold and 8,696 grams of silver per tonne over 1.5 meters.

The high-grade interval from hole SU-239 noted above is located on section with high-grade intervals from holes SU-135 and SU-150.  Hole SU-135 intersected 0.5 meters with an uncut grade of 1,070 grams of gold, and SU-150 intersected two 0.5 meter intervals with uncut grades of 6,670 grams of gold and 1,640 grams of gold per tonne. (see news releases dated July 27, 2011 and August 11, 2011.)

Also of note from the results is hole SU-237, which intersected 3.0 meters grading 377 grams per tonne gold and 248 grams per tonne silver, located on the same section as SU-195 and SU-230.

Assay results for 26 holes from the 2011 drill program are outstanding, of which 18 are for the Valley of the Kings Zone.  Pretivm will continue to report results as they are received, and will update the mineral resource estimate for Brucejack this quarter.

Table 1: Selected Brucejack Project Drill Results, October 2011 (SU-231 to SU-260)(1,4,5)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
VALLEY OF THE KINGS ZONE
SU-231	6257943N 426282E	-58/360		320.88	351.5	30.62	1.74	4.0
			incl.	336.0	337.5	1.5	21.4	8.1
SU-232	6258090N 426311E	-50/180		158.0	177.5	19.5	1.13	4.7
				230.0	237.5	7.5	5.24	6.1
			incl.	230.0	231.5	1.5	15.9	18.5
				312.76	336.0	23.24	6.09	5.6
			incl.	328.5	336.0	7.5	16.2	9.7
				385.5	387	1.5	48.9	31.2
SU-234	6258125N 426501E	-57/180		192.0	207.0	15.0	7.87	9.3
				192.0	193.5	1.5	66.7	39.4
				243.5	269.0	25.5	1.03	3.9
				313.5	377.0	63.5	1.17	4.1
SU-235	6258028N 426430E	-50/180		29.3	53.5	24.2	1.96	9.1
			incl.	94.5	108.85	14.35	3.52	13.5
			incl.	162.46	164.0	1.54	12.3	783.0
SU-236	6258252N 426552E	-50/180		207.2	235.5	28.3	0.85	5.1
				412.5	434.0	21.5	8.61	31.6	2 Au samples cut
			incl.	415.18	417.22	2.04	195.8	146.0	uncut
			incl.	416.55	417.22	0.67	493.0	338.0	uncut
SU-237	6257880N 426642E	-59/360		144.52	147.52	3.0	87.15	248.4	2 Au samples cut
				144.52	147.52	3.0	377.2	248.4	uncut
			incl.	144.52	145.52	1.0	679.0	498.0	uncut
				280.0	290.0	10.0	2.60	47.6
			incl.	288.0	288.5	0.5	26.9	72.4
SU-238	6258252N 426452E	-50/180		172.0	181.0	9.0	8.97	62.9
			incl.	172.0	173.5	1.5	43.5	119.0
				279.42	279.92	0.5	50.7	39.0
				446.0	452.0	6.0	7.69	25.0
SU-239	6258090N 426311E	-60/180		61.5	63.0	1.5	165.0	78.3	uncut
				289.54	290.54	1.0	190.5	49.5	uncut
				310.84	325.5	14.66	22.72	112.6	1 Au sample cut
			incl.	310.84	311.84	1.0	3,460.0	1515.0	uncut

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
			incl.	324.0	325.5	1.5	129.5	75.3	uncut
SU-241	6258125N 426501E	-65/180		225.82	235.5	9.68	18.53	11.1	1 Au sample cut
			incl.	225.82	226.82	1.0	133.5	53.8	uncut
SU-242	6257880N 426642E	-45/360		123.5	133.0	9.5	1.44	4.1
SU-243	6258048N 426430E	-50/180		35.5	78.79	43.29	3.53	16.9
			incl.	37.0	38.5	1.5	78.0	66.2
				175.0	179.5	4.5	0.96	135.1
SU-244	6258090N 426311E	-65/180		163.5	165.0	1.5	20.70	8.8
				200.0	203.75	3.75	6.46	8.3
				248.0	254.0	6.0	33.56	35.5	1 Au sample cut
			incl.	251.0	252.5	1.5	162.5	126.0	uncut
				322.5	324.0	1.5	37.5	18.5
SU-246	6257796N 426552E	-53/360		274.61	313.5	38.89	0.80	3.8
				355.5	384.0	28.5	1.99	6.5
			incl.	357.0	358.5	1.5	22.5	27.8
SU-247	6257880N 426691E	-50/360		138.5	141.5	3.0	10.49	12.8
				280.61	281.33	0.72	32.8	51.1
SU-248	6258068N 426430E	-50/180		110.0	118.32	8.32	1.57	40.7
				230.01	249.5	19.49	1.69	9.2
			incl.	230.01	230.51	0.5	28.0	51.0
SU-249	6258051N 426507E	-57/180		115.59	117.5	1.91	37.29	460.0	1 Au sample cut
			incl.	115.59	116.09	0.5	3,880.0	1,745.0	uncut
				220.0	304.0	84.0	1.33	7.9
SU-250	6257840N 426347E	-50/360		335.0	336.5	1.5	19.15	11.9
				367.0	368.5	1.5	50.0	40.0
				383.59	484.5	100.91	0.81	5.0
SU-252(3)	6257706N 426641E	-55/360		154.86	155.86	1.0	15.95	11.5
				191.86	199	7.14	4.99	360.9
			incl.	197.5	199.0	1.5	18.6	1,230.0
				372.5	596.49	223.99	0.85	5.1
SU-253	6257880N 426691E	-58/360		178.3	184.5	6.2	5.27	9.0
				319.5	325.5	6.0	7.49	4.0
SU-254(3)	6258051N 426507E	-55/150		203.0	224.0	21.0	3.05	8.7
			incl.	203.0	204.5	1.5	22.1	26.7
				264.0	348.99	84.99	1.44	4.1

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
			incl.	274.72	275.72	1.0	35.6	57.5
SU-255				256.0	271.0	15.0	0.94	2.7
				343.5	363.5	20.0	1.09	4.2

SU-256	6258088N 426430E	-50/180		122.5	148.0	25.5	1.6	8.7
SU-257	6257806N 426454E	-50/360		179.0	233.0	54.0	1.16	5.5
				389.84	390.34	0.5	58.3	38.5
SU-259	6257840N 426347E	-58/360		202.5	215.5	13.0	11.35	27.5
			incl.	204.0	205.5	1.5	75.7	60.0
				398.5	433.0	34.5	1.96	5.0
			incl.	431.5	433.0	1.5	17.1	19.0
				507.0	508.5	1.5	264.0	274.0
				526.5	528.0	1.5	40.2	17.8
SU-260	6257998N 426481E	-45/180		63.5	66.34	2.84	71.59	391.4	1 Au sample cut
			incl.	63.5	65.0	1.5	92.0	38.6	uncut
			incl.	65.84	66.34	0.5	17,750.0	7,780.0	uncut
				112.5	144.0	31.5	1.12	9.4
WEST ZONE
SU-233	6258926N 426520E	-50/225		250.0	273.35	23.35	6.83	23.0
			incl.	254.42	255.42	1.0	107.0	71.8
				327.77	357.5	29.73	1.45	5.9
SU-240	6258784N 426519E	-50/225		39.6	43.33	3.73	2.15	614.0
				72.0	95.5	23.5	0.89	73.9
				174.0	287.0	113.0	1.29	12.7
SU-245	6258997N 426449E	-50/225		141.0	202.5	61.5	1.03	8.0
			incl.	190.5	192.0	1.5	14.6	12.3
				367.5	408.42	40.92	1.29	3.0
			incl.	407.0	408.42	1.42	12.6	20.0
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 130 g/t were cut to 130 g/t and all silver assays over 2,100 g/t were cut to 2,100 g/t.
(3)	Hole ended in mineralization
(4)	Holes SU-251 and SU-258 were metallurgical holes and not sampled
(5)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.